State of Delaware
Secretary of State
Division of Corporations
Delivered 04:14 PM 07/25/2016
FILED 04:14 PM 07/25/2016
SR 20165060026 - File Number 5106921

STATE OF DELAWARE

SECOND CERTIFICATE OF AMENDMENT OF CERTIFICATE OF DESIGNATION OF SERIES A CONVERTIBLE PREFERRED STOCK OF NXT-ID, INC.

The undersigned, Gino Pereira, the Chief Executive Officer of Nxt-ID., Inc. (the "Corporation"), pursuant to the provisions of the General Corporation Law of the State of Delaware (the "GCL"), does hereby certify and set forth as follows:

First: The date on which the Certificate of Designation of Series A Convertible Preferred Stock of the Corporation (the "Certificate of Designation") was originally filed with the Secretary of State of the State of Delaware was April 5, 2016.

Second: The Board of Directors of the Corporation (the "Board"), acting in accordance with the provisions of 242 of the GCL and pursuant to the authority vested in the Board by written consent of a majority of the outstanding holders of the Series A Convertible Preferred Stock on July 21, 2016, pursuant to Sections 18 and 32 of the Certificate of Designation, adopted resolutions amending the Certificate of Designation as provided below.

Third:

Section 1 of the Certificate of Designations shall be amended and restated in its entirety as follows:

Designation and Number of Shares. There shall hereby be created and established a series of preferred stock of the Company designated as "Series A Convertible Preferred Stock" (the **"Preferred Shares").** The authorized number of Preferred Shares shall be 3,125,000 shares. Each Preferred Share shall have a par value of $0.0001. Capitalized terms not defined herein shall have the meaning as set forth in Section 33 below.

Section 2(a) of the Certificate of Designations shall be amended and restated in its entirety as follows:

Ranking. Except to the extent that the holders of at least a majority of the outstanding Preferred Shares (the "**Required Holders**") expressly consent to the creation of capital stock that is of pari passu rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the "**Parity Stock**") or Senior Preferred Stock (as defined below) in accordance with Section 18, all shares of capital stock of the Company shall be junior in rank to all Preferred Shares with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (such junior stock is referred to herein collectively as "**Junior Stock**"). The rights of all such shares of capital stock of the Company shall be subject to the

rights, powers, preferences and privileges of the Preferred Shares. Without limiting any other provision of this Certificate of Designations, without the prior express consent of the Required Holders, voting separate as a single class, the Company shall not hereafter authorize or issue any additional or other shares of capital stock that is (i) of senior rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company (collectively, the "**Senior Preferred Stock**"), or (ii) any Junior Stock having a maturity date (or any other date requiring redemption or repayment of such shares of Junior Stock) that is prior to the Maturity Date. In the event of the merger or consolidation of the Company with or into another corporation, the Preferred Shares shall maintain their relative rights, powers, designations, privileges and preferences provided for herein and no such merger or consolidation shall result inconsistent therewith. Notwithstanding the foregoing, the Company may issue up to $4,500,000 of Series B Convertible Preferred Stock, $0.0001 par value per share, which shall rank pari passu rank to the Preferred Shares in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, on or about the date hereof.

Section 3 of the Certificate of Designations shall be amended and restated in its entirety as follows:

Dividends. From and after the first date of issuance of any Preferred Shares (the "**Initial Issuance Date**"), each holder of a Preferred Share (each, a "**Holder**" and collectively, the "**Holders**") shall be entitled to receive dividends ("**Dividends**"), payable, subject to the conditions and other terms hereof, at the Company's option, in shares of Common Stock, Preferred Shares or cash on the Stated Value (as defined below) of such Preferred Share, at the Dividend Rate (as defined below), which shall be cumulative and shall continue to accrue and compound daily whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year. For the avoidance of doubt and notwithstanding anything contained to the contrary in any of the Transaction Documents, all Dividends shall be paid, at the Company's option, in shares of Common Stock, Preferred Shares or in cash to the Holder at the Dividend Rate as if they had accrued from the Initial Issuance Date to the Maturity Date. Dividends on the Preferred Shares shall commence accumulating on the Initial Issuance Date and shall be computed on the basis of a 360-day year and twelve 30-day months. Accrued, unpaid Dividends and the Make-Whole Amount shall be payable, at the Company's option, in shares of Common Stock, Preferred Shares or in cash on the Maturity Date, any applicable Redemption Date, any Installment Redemption Date, upon any required payment upon any Bankruptcy Triggering Event or on any Conversion Date with respect to Preferred Shares subject to conversion hereunder. For the avoidance of doubt, in the event of a Qualified Offering, accrued and unpaid Dividends attributable to Preferred Shares subject to conversion in such Qualified Offering shall be included in the Qualified Offering Conversion Amount.

Section 4(b)(ii) of the Certificate of Designations shall be amended and restated in its entirety as follows:

Conversion Price" means, with respect to each Preferred Share, as of any Conversion Date or other date of determination, $0.40, which shall be subject to adjustment for any share dividend,

share split, share combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

Section 5(b) of the Certificate of Designations shall be amended and restated in its entirety as follows:

Notice of a Triggering Event; Redemption Right. Upon the occurrence of a Triggering Event with respect to the Preferred Shares, the Company shall within one (1) Business Day deliver written notice thereof via facsimile or electronic mail and overnight courier (with next day delivery specified) (a "**Triggering Event Notice**") to each Holder. At any time after the earlier of a Holder's receipt of a Triggering Event Notice and such Holder becoming aware of a Triggering Event (such earlier date, the "**Triggering Event Right Commencement Date**") and ending (such ending date, the "**Triggering Event Right Expiration Date**", and each such period, a "**Triggering Event Redemption Right Period**") on the twentieth (20th) Trading Day after the later of (x) the date such Triggering Event is cured and (y) such Holder's receipt of a Triggering Event Notice that includes (I) a reasonable description of the applicable Triggering Event, (II) a certification as to whether, in the opinion of the Company, such Triggering Event is capable of being cured and, if applicable, a reasonable description of any existing plans of the Company to cure such Triggering Event and (III) a certification as to the date the Triggering Event occurred and, if cured on or prior to the date of such Triggering Event Notice, the applicable Triggering Event Right Expiration Date, such Holder may require the Company to redeem (regardless of whether such Triggering Event has been cured on or prior to the Triggering Event Right Expiration Date) all or any of the Preferred Shares by delivering written notice thereof (the "**Triggering Event Redemption Notice**") to the Company, which Triggering Event Redemption Notice shall indicate the number of the Preferred Shares such Holder is electing to redeem. Each of the Preferred Shares subject to redemption by the Company pursuant to this Section 5(b) shall be redeemed by the Company, at the Company's option, for shares of Common Stock or cash at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as such Holder delivers a Triggering Event Redemption Notice multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Triggering Event and ending on the date the Company makes the entire payment required to be made under this Section 5(b) (the "**Triggering Event Redemption Price**"). In the event that the Company elects to pay the Trigger Event Redemption Price in shares of Common Stock, the Company shall issue the shares of Common Stock at a conversion price equal to 75% of the lowest VWAP in the fifteen (15) consecutive Trading Days ending on the Trading Day that is immediately prior to the Triggering Event Redemption Notice (the "**Triggering Event Redemption Conversion Price**"). Triggering Redemptions required by this Section 5(b) shall be made in accordance with the provisions of Section 12. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Preferred Shares by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5(b), but subject to Section 4(d), until the Triggering Event Redemption Price (together with any Late Charges thereon) is paid in full, the Conversion Amount submitted for redemption under this Section 5(b)

(together with any Late Charges thereon) may be converted, in whole or in part, by such Holder into Common Stock pursuant to the terms of this Certificate of Designations. In the event of the Company's redemption of any of the Preferred Shares under this Section 5(b), a Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for such Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of such Holder's actual loss of its investment opportunity and not as a penalty. Any redemption upon a Triggering Event shall not constitute an election of remedies by the applicable Holder or any other Holder, and all other rights and remedies of each Holder shall be preserved.

Section 9(b) of the Certificate of Designations shall be amended and restated in its entirety as follows:

Mandatory Installment Redemption. Beginning on August 1, 2016, if any Preferred Shares are outstanding, with respect to each Holder, the Company shall redeem one-fourteenth (1/14th) of the outstanding amount of Preferred Shares and any accrued but unpaid Dividends thereon on a bi-weekly basis on the first (1st) day and fifteenth (15th) day of each month (each, an "**Installment Redemption Payment**"). Each Installment Redemption Payment shall, at the option of the Company, be made in cash at a price (the "**Installment Redemption Price**") equal to 110% of the Stated Value plus all accrued and unpaid Dividends thereon until the Installment Redemption Date (as defined below) or, subject to the Equity Conditions, in Common Stock (the "**Installment Conversion Shares**") at a price equal to the lesser of (x) the Conversion Price (subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events) or (y) 80% of the lowest VWAP in the ten (10) consecutive Trading Days ending on the Trading Day that is immediately prior to the Installment Redemption Date (the "**Installment Conversion Price**"); provided that the Installment Conversion Price shall not be below the Floor Price. No later than five (5) Trading Days prior to the Installment Redemption Date, the Company shall deliver to each Holder a written notice of each Installment Redemption Payment by facsimile or electronic mail and overnight courier (the "**Installment Redemption Notice**"), which shall (i) state the date on which the Installment Redemption Payment shall occur (the "**Installment Redemption Date**"), (ii) state whether the Installment Redemption Payment shall be made in cash or shares of Common Stock, (iii) if the Installment Redemption Payment shall be made in shares of Common Stock, certify that there has been no Equity Conditions Failure and (iv) state the aggregate amount of the Preferred Shares which is being redeemed in such Installment Redemption Payment from such Holder and all of the other Holders of the Preferred Shares pursuant to this Section 9(b) on the Installment Redemption Date. Redemptions made pursuant to this Section 9(b) shall be made in accordance with Section 12. Notwithstanding the foregoing provisions of this Section 9(b), the Holder may convert any portion of its outstanding Preferred Shares pursuant to Section 4(a) on or prior to the date immediately preceding the Installment Redemption Date. Notwithstanding anything to the contrary contained in this Certificate of Designations, during the period commencing on August 1, 2016 and ending on November 1, 2016, the Holders shall be limited to trading the greater of: (i) 27.5% of the average daily trading volume of the Common Stock per Trading Day in the aggregate, pro rata based on the percentage of Preferred Shares initially purchased by each Holder; and (ii) $25,000 per Trading Day in the

aggregate, pro rata based on the percentage of Preferred Shares initially purchased by each Holder.

Section 13 of the Certificate of Designations shall be amended and restated in its entirety as follows:

Restrictions on Cash Redemptions and Other Cash Payments. Notwithstanding any other provision of this Certificate of Designations, until the Senior Debt has been paid in full and all commitments to lend under the Senior Debt Documents have been terminated, the Company shall not be required to pay any redemption in cash or make any other cash payment of any type in connection with the Preferred Shares or otherwise pursuant to this Certificate of Designations to the extent such payment would be prohibited by the terms of the Senior Debt Documents. Redemptions and other monetary obligations owing to any Holder in connection with the Preferred Shares or pursuant to this Certificate of Designations may be paid in shares of Common Stock, per the applicable Redemption Prices or Conversion Price. In the event a redemption would result in the issuance to a Holder of an amount of Common Stock in excess of the Maximum Percentage, then the issuance of such additional shares in excess of the Maximum Percentage shall be deferred in whole or in part until such time as such Holder is able to beneficially own such Common Stock without exceeding the Maximum Percentage and such Holder notifies the Company accordingly.

Section 15(a) of the Certificate of Designations shall be amended and restated in its entirety as follows:

Existence of Liens. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "**Liens**") other than (i) Permitted Liens and (ii) Liens securing the Senior Debt.

Section 15(b) of the Certificate of Designations shall be amended and restated in its entirety as follows:

Restricted Payments. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than any amounts payable pursuant to this Certificate of Designations) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, (i) an event constituting a Triggering Event has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute a Triggering Event has occurred and is continuing. Notwithstanding the foregoing, the Company and each of its Subsidiaries may, at any time, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole

or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Senior Debt.

Section 15(c) of the Certificate of Designations shall be amended and restated in its entirety as follows:

Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions to any Person(s) (including, without limitation, to any foreign Subsidiary) (each, an "**Asset Transfer**"), other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Company and its Subsidiaries in the ordinary course of business consistent with its past practice and (ii) sales of inventory and product in the ordinary course of business. For avoidance of doubt, the foregoing shall not prohibit the grant of any lien or security interest to secure the Senior Debt, nor any foreclosure or the taking of any other enforcement action with respect to the assets of the Company and its Subsidiaries pursuant to the Senior Debt Documents.

Section 15(j) of the Certificate of Designations shall be amended and restated in its entirety as follows:

Variable Rate Transactions. So long as any Preferred Shares remain outstanding, the Company shall not, nor shall it permit any of its Subsidiaries to, effect or enter into an agreement to effect any offering of securities involving a Variable Rate Transaction (as defined below) without the prior written consent of the Holders (which consent may be withheld, delayed or conditioned in the Holders' sole discretion). Notwithstanding the foregoing, the Company and each of its Subsidiaries shall be permitted to offer securities involving a Variable Rate Transaction that rank pari passu to the Preferred Shares.

Section 33(o) of the Certificate of Designations shall be amended and restated in its entirety as follows:
"**Floor Price**" means $0.235, as adjusted for any stock split, stock dividend, stock combination, recapitalization or other similar transaction of the Company's Common Stock.
The following terms are added to Section 33 of the Certificate of Designations:

"**Senior Debt**" shall mean all Obligations (as such term is defined in the Senior Debt Documents), including, without limitation, all principal, interest, fees, costs and other charges, whether accruing prior to or after the date of any bankruptcy or other insolvency proceeding, and whether or not allowed in any such bankruptcy or insolvency proceeding, together with all complete or partial refinancings of such Obligations and any amendments, modifications, renewals or extensions thereof.

"**Senior Debt Documents**" shall mean that certain Loan and Security Agreement, dated as of July 25, 2016 (as amended or otherwise modified from time to time in accordance with the terms thereof, the "Loan Agreement"), by and among Company, as "Borrower" thereunder, the other

parties thereto as "Loan Party Obligors", each of the "Lenders" party thereto from time to time, and ExWorks Capital Fund I, L.P., as Agent for the Lenders, the other Loan Documents (as such term is defined in the Loan Agreement) and all other documents and instruments evidencing or pertaining to all or any portion of the Senior Debt, including any complete or partial refinancings thereof.

Fourth: All other provisions of the Certificate of Designation shall remain in full force and effect.

Fifth: This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the GCL.

[*signature follows on next page*]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Designation of Series A Convertible Preferred Stock of the Corporation to be signed by the undersigned, a duly authorized officer of the Corporation, and the undersigned has executed this Certificate of Amendment and affirms the foregoing as true and under penalty of perjury this 25th day of July, 2016.

NXT-ID, INC.

By: /s/ Gino Pereira
Name: Gino Pereira
Title: Chief Executive Officer